FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito C, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☒             No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-December 2011	2

ResultsJanuary-December 2011
Disclaimer This document contains statements that constitute forward looking statements about Telefonica Group (going forward, "the Company" or Telefonica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events.This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica.Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. 2
3 Agenda2011 results and 2012 priorities 2011 HIGHLIGHTS, 2012 STRATEGIC PRIORITIES AND GUIDANCE2011 FINANCIAL RESULTS, CAPITAL STRUCTURE AND BUSINESS PRIORITIES Mr. Cesar AliertaExecutive Chairman and CEOMr. Angel VilaChief Finance and Corporate Development Officer 01 02
01 2011 HIGHLIGHTS, 2012 STRATEGIC PRIORITIES AND GUIDANCEMr. Cesar Alierta 4

01

TELEFÓNICA

# 2011, a year of record FCF generation and significant progress globally and vertically


STRENGTHENED FRANCHISE IN LATAM
INCREASED SCALE & SCOPE
MBB LEAD IN OUR FOOTFRINT
ENHANCED POSITION IN THE VALUE CHAIN
STRONG INVESTMENTS IN FUTURE CAPABILITIES
REINFORCED LIQUIDITY POSITION
RECORD FCF GENERATION

**Solid financial results against a difficult backdrop**

- **Steady revenue growth (+3.5%) driven by key growth engines** (Latam & mobile data)
- **Solid underlying OIBDA margin over 36%** amid increased commercial investments
- **Record FCF generation at € 9.3 bn** despite higher investment to bolster future growth
- **Guidance fulfilled** (revenue, OIBDA margin & CapEx within targets)
- **Very attractive shareholder remuneration**

Investor Relations
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01 FCF Generation Outperforming top European based peers1 (CHART) (CHART) +9.5% -4.5% -1.9% -6.3% -7.2% TELEFONICA € in billions € in billions Record yearly FCF generation 6 Source: Company releases and broker estimates.
Telefonica and DT in network collaboration agreement Restructuring of Colombian operations 01 Sale of 2,500 non-strategic towers in Mexico Refocused commercial strategy in Europe & further push in Latam Accelerate portfolio management & network sharing to free resources New shareholder remuneration targets, increased financial flexibility Progress in our transformation journey to foster growth Sale of minority stakes New organization, enhanced position in the value chain T. Digital to bolster our position in the new digital world T. Global Resources to get the most from our scale TELEFONICA New strategic boost from last summer to drive transformation and increase our growth potential 7
01 Record mobile net adds in Q4, with best ever quarter for smartphonesOutstanding growth in MBB to exceed over 38 m accessesContract segment is already 1/3 of the mobile baseSustained expansion of FBB accesses leveraging bundles Pay TV net adds in FY 11 almost doubled y-o-y TELEFONICA Strong investments in customer expansion, setting stage for future growth (CHART) Total accesses Mobile accesses Smartphones Net adds H1 11 Net adds H2 11 (CHART) Decisive commercial actions to regain momentum already bearing fruits across the board +72% +79% +59% (Figures in millions) Accesses growth organic (y-o-y) Total FBB Mobile Pay TV MBB Total: 307 m 8
01 . All revenues figures in aggregated terms. TELEFONICA Mobile data/MSR Non-SMS data/Mobile data revenue (CHART) (CHART) (CHART) P2P SMS +3.6% y-o-y (CHART) FY 11 mobile data revenue growth (organic y-o-y) Smartphone MBB Total mobile data Non-SMS data Data penetration (Dec-11) FY 10 FY 11 FY 10 FY 11 Delivering growth from data on rapid adoption of MBB 9
Monetising the MBB explosion 01 Data traffic converging to revenue growthT. Europe1 Major focus on smartphones2:ARPU uplift 1.5x Higher profit up to 1.4x Pricing consistent with data monetisation:Tiered pricing across marketsIntegrated tariffs in EuropeAll MBB users with a data-tariff attachedNegligible VoIP traffic volumes in our European markets(CHART) +65% +46% +26% +29% Traffic (y-o-y growth) Non-SMS data revenue (y-o-y growth) TELEFONICA (CHART) +48% +47% +32% +32% Traffic (y-o-y growth) Non-SMS data revenue (y-o-y growth) Successful monetisation in Germany 10 +39 p.p. -15 p.p. +17 p.p. +16 p.p. Includes T. Espana and T. Europe.Comparison vs. average contract across footprint. Q1 11 Q4 11 Q1 11 Q4 11
(CHART) Robust outlook for Latam, where structural growth remains intact and we have strengthened our leadEnhanced positioning in the growing German marketSignificant lower exposure to Spain with enhanced commercial propositions and more cost flexibility Lower drag from MTRs in EuropeLimited impact from data roaming prices regulation 01 (CHART) Revenues outside Europe Net revenue exposure to MTR & roaming in Europe Tough macro scenario in EuropeCompetitive markets across footprintNew market dynamicsRegulatory action Environment Telefonica strengths Tiered data across our footprintIntegrated tariffs (voice+data+SMS) in Europe Cheaper handsets to boost smartphone penetration in Latam (CHART) Mobile data/MSR (CHART) Revenues from Services Beyond Connectivity Launch of Telefonica Digital to bolster our position in the digital world TELEFONICA Building on our strengths to successfully execute our growth strategy in 2012 11 Strong positions in an industry where local market shares are key#1/#2 in most markets Services Beyond Connectivity revenues include content, digital services, ICT solutions and vertical units revenues.

TELEFÓNICA

# 01 Telefónica Digital, our platform to monetise the opportunity in the digital world

**Unique combination of Assets and Capabilities leading to a strong position in a changing Digital Environment**

**Combination of Fixed & Mobile Delivery**

307 m billing relations

Multiaccess
IP network

**Strength in Enterprise & Government segments**

Leading exploitation of changing value chains

giffgaff
tuenti terra
Telefónica Servicios Audiovisuales S.A.U
Venture Capital
wayra
**Telefónica Digital**

"Verticals" coming to fruition; sharing best experiences from UK

**18 months ahead in Digital Product Development**

Social;
Portal;
Customer2Customer;
enabling Cross-exploitation

**Breadth of Existing Customer Relationship points**

**To bolster revenue growth**

**Driving Additional Growth from Digital Services & Very attractive Partner for emerging Digital Players**

**Fostering core business transformation**
"Giff Gaff", "O2 Connect"

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TELEFÓNICA

01 # Best in class networks place us in the best position to maximise value across the whole value chain

**Single & Ubiquitous Customer Experience**

**End-to-End Quality of Service Guaranteed5**

**Telefónica Digital**



**Core network + Computing&Storage**
~5M Kms terrestrial fiber
Full IP, IMS: flexibility
>2 Tbps Capacity
>100K Servers worldwide

**Content Delivery Network**

**Multi-access Network**

*MBB*
3G/LTE/WIFI
>100K mobile sites

*UBB*
LEVERAGE COOPER/ FIBER
Rollout in 6 of 9 main markets

~€ 31 bn invested in networks & spectrum over the last 4 years

**Cloud**

**Digital Services**



- **307 m accesses**
- **61 m BB accesses**

- **High Capacity/Converged core**: key to manage MBB traffic (~50% sites connected by fiber in FTTX markets)
- **Maximising efficiencies through right balance** of technology, spectrum availability and ownership

- **Strong R&D franchise**, >1K internal; ~10K using our APIs
- **Growing IP portfolio**; ~100 Patents/year, 50% in actual P&S

**Monetise services from 3rd parties**

**Large footprint to reach all customers**

**Best position for new services**

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TELEFÓNICA

01

# In 2012 we will further advance in our transformation journey, prioritising investments to drive forward growth

**Foster Revenue Growth**

- Strong commercial momentum to reinforce competitive position with focus on FBB & MBB
- Launch of Telefónica Digital

**Improve Efficiency to balance increased customer investments**

- T. Global Resources to fully capitalise scale
- In-country efficiencies

**Sustained CapEx effort to support broadband expansion**

- Targeted investment in fiber/VDSL to increase speeds/coverage in FBB
- Enlarged coverage/capacity in MBB Selective LTE roll-out
- Spectrum acquisition

**2012 GUIDANCE**

**FINANCIAL GUIDANCE**:

- Shareholder remuneration in 2012:
  - Cash dividend € 1.30 per share
  - Buyback € 0.20 per share
- Net financial debt / OIBDA < 2.35x (equivalent to previous (ND+Commitments) / OIBDA < 2.5x)

**OPERATING GUIDANCE** (considering constant perimeter)

- Revenue growth >1% at current exchange rates
- Lower OIBDA margin decline than in 2011
- Similar CapEx/sales as in 2011

2011 base for guidance purposes: Net financial debt/OIBDA: 2.46x, Revenue (€ 62,837 m), OIBDA margin (36.1%), CapEx/Sales ex spectrum 14.2%. Assumes average FX for 2012 of €1: US$1.32; €1: BRL2.30; €1: £0.85.

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(CHART) Sharebuyback (CHART) 01 Fully sustainable remunerationDividend not to be financed with debtThe highest DY among "top 100" companies by market capitalisation Total declared shareholder remuneration (€ per share) 2011 2012 2013 1.60 0.2 Max € 0.3 in kind Mix to be decided considering market conditions and investor preferences Share buyback Dividends 2.06 2011 FCF/share Remuneration cash outflow per year +10% y-o-y Graph assumes 50/50 execution of share buyback in FY 2012/2013. 1.50 1.50 0.20 TELEFONICA A very attractive shareholder remuneration fully covered by FCF generation 15 2011 2012 2013 2011 FCF Timing of cash out-flows depending on interim payments and path of SBB execution1 € in billons 0.5 0.5 0.4 Net sharebuyback
02 2011 FINANCIAL RESULTS, CAPITAL STRUCTURE AND BUSINESS PRIORITIESMr. Angel Vila 16
02 Underlying performance: reported figures excluding exceptional items and spectrum acquisition. Jan-Dec2011Underlying Revenues UnderlyingChangey-o-y +3.5% € in millions OIBDA 62,837 Jan-Dec2010Underlying 60,737 -2.1% 22,697 23,188 Exceptional items1 OIBDA -2,487 +2,590Net Income -2,091 +1,184 Spectrum -1,296 -2,616 Jan-Dec2011Reported 62,837 20,210 ReportedChangey-o-y +3.5% -21.6% +4.8% -1.3% Underlying Change y-o-y ex-MTRs -2.1 p.p. -10.3 p.p. OIBDA Margin 36.1% 38.2% 32.2% -9.0% -38.9% OI 13,671 15,027 10,064 -16.6% -46.9% Net income 7,494 8,983 5,403 -16.4% -46.7% EPS 1.66 1.99 1.20 -8.0% -35.7% OpCF(OIBDA - CapEx ex-spectrum) 13,769 14,959 11,282 FY 11 FY 10 TELEFONICA 2011 Key financials 17
02 Organic: assumes constant average exchange rates as of FY 10 and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Further details included at the end of the document. TELEFONICA 2011 Organic evolution 18 Jan-Dec2011Organic Revenues OrganicChangey-o-y +0.1% € in millions OIBDA 63,104 Jan-Dec2010Organic 63,058 -5.1% 22,784 24,017 Jan-Dec2011Reported 62,837 20,210 +1.4% -4.3% Organic Change y-o-y ex-MTRs -2.0 p.p. OIBDA Margin 36.1% 38.1% 32.2% -9.6% Operating Income 12,713 14,068 10,064 -9.8% OpCF(OIBDA - CapEx ex-spectrum) 13,965 15,478 11,282 Revenue, OIBDA margin and CapEx in line with 2011 targets
02 Underlying figures: reported excluding exceptional items and spectrum acquisitions. Contribution to consolidated figures before intercompany eliminations.Includes T. Espana and T. Europe. (CHART) (CHART) Revenue OIBDA1 52% (-4 p.p.) (y-o-y change) Latam Europe2 52% (-4 p.p.) Brazil: 23% (+4 p.p.) Brazil: 23%(+6 p.p) FY 11 Europe1 Others &Eliminations TEF T. Latam Revenue contribution to FY 11/10 growth +3.5% TELEFONICA Best portfolio diversification drives revenue growth 19 (CHART)
02 Organic OIBDA margin Record smartphone sales in FY11 drive rise in commercial costs (+5.7% organic y-o-y)Higher coverage, capacity and speed in MBB & FBB lead to increased network expensesMTR cuts drive interconnection costs down (CHART) Limited y-o-y erosion Truly exploiting our unique scale, scope and global projects through TGR, strategic alliances and partnerships Savings in FY 11 from standardization and increased aggregation in global sourcingOngoing assets and services rationalization TELEFONICA Industry leading profitability 20
FY 11 CapEx (ex-spectrum) (CHART) Organic y-o-y change -3.8% +6.6% +2.6% Improved network capabilities to support growth in mobile data and FBB through the expansion of capacity/coverage and speedIncreasing service quality CapEx1/Sales FY 11: 14.2% (+0.7 p.p. y-o-y)Reinforcing our network through spectrum acquisition T. Latam T. Espana T. Europe Others&Eliminations TEF T. Espana Brazil Costa Rica Colombia TEF FY 11 Spectrum € in millions 02 TELEFONICA Strong CapEx to deliver long-term growth 21 CapEx ex-spectrum
(CHART) Net Financial Debt evolution € in millions FCF Post-Minorities Net Fin. DebtDic-10 CommitmentsCancellation Net Fin. DebtDec-11 FX & Others Net share purchases Net FinancialInvestments Dividends Net Fin. Debtpre-discretionary & non-cash items(Dec-11) Net Fin. DebtDec-11 post closing events Post closing events: Colombia restructuring & sale of minority stakes Net Financial Debt/ OIBDA1 2.46x € 1.6bn Reported OIBDA ex- Redundancy Program in Spain.Net Financial Debt + Commitments at 2.63x OIBDA ex-Redundancy Program in Spain & ex-Sale of Fixed Assets. Post closing events 02 2.63x2 TELEFONICA Strong FCF allows for debt reduction 22
Active management of WC: €1.35 Bn cash-generation 02 TELEFONICA FY 10 cash tax rate excluding impact of revaluation of stake in Vivo; FY 11 cash tax rate adjusted by Redundancy Plan in Spain. Active financial management to minimize cost and maximize cash preservation Dec-10 (CHART) (CHART) Effective Financial Cost Dec-11 Effective Interest Cost (ex-FX) Beating guidance5%-6% LatAm gross repatriation (€ Bn) Cash tax rate 1 (CHART) (CHART) FY 11 FY 10 23 Beating guidance23%
02 Strong liquidity position, proactive refinancing (CHART) (CHART) € in billions Balanced access to markets Bonds Bank lending LatAm & Public entities Total 2011 financing€ 11.5 Bn Undrawn credit lines (Dic-10) Undrawn creditlines (Dic-11) 57%LT 76%LT Cash & increased available credit lines (CHART) Cash & cash equivalents excluding Venezuela € in billions 24 TELEFONICA (CHART) € in billions Extendable Preferred Shares €2.0 bn YTD Financing €2.4 bn Syndicated refinancing in advanced progress 2012 Net maturities Short-termDebt rolled over Sep-11 2012 LT net debt maturities Cash & cash equivalents ex-Venezuela (Dec-11) (CHART) 2014 2013 Manageable net maturities & strong refinancing effort YTD

TELEFÓNICA

02 # 2012 outlook: Increase financial flexibility, maximise value


REDUCE LEVERAGE
EARLY PROACTIVE REFINANCING
M&A DISCIPLINE
OPTIMISE WC & CASH TAX MANAGEMENT TO MAXIMISE FCF
COMPELLING REMUNERATION
SHAREHOLDER VALUE

- Improve leverage ratio towards target: Net financial debt/OIBDA < 2.35x [1]
- Rating preservation

- 2012 maturities substantially refinanced

- Colombia restructuring
- Minority stakes divestment
- Further portfolio optimisation

- Beat cash tax rate guidance leveraging integration synergies & tax allowances
- Ongoing improvements in WC

- Fully sustainable levels
- Dividend not to be paid with debt

1. Equivalent to previous target of Net Debt + Commitments/OIBDA < 2.5x

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T. LATAM

# 02 Increased investments for future growth in the region

**Profitability impacted by commercial costs and non-recurrent items**

- **Higher gross adds and different mix** impacting OIBDA y-o-y
- **Drag from Mexico**, heavily hit by unexpected interconnection cuts
- **No contribution from regional projects** in FY 11 (241 million in FY 10)

**OIBDA drivers** (y-o-y)


Margin 37.4%
-1.4%
-2.8 p.p.
+3.4 p.p.
+3.0 p.p.
+5.6 p.p.
SAC y-o-y -10%
Organic FY11
Ex-Towers
Ex-Regional projects +Earthquake's collections
Ex-Mexico
Ex-Higher Commercial Activity

**Strong CAPEX efforts bolstering growth**

- **86% of CapEx for business transformation**
- **40% y-o-y organic growth in Mexico**
- **CapEx / revenues at 18.1%** (16.6% excluding spectrum; +0.2 p.p. y-o-y)

**CAPEX ex-spectrum** (€ bn)


3.4
4.3
4.8
+6.6%
y-o-y organic growth
FY09
FY10
FY11

Organic growth: assumes average constant exchange rates as of FY10 and excludes changes in the consolidation perimeter and hyperinflation accounting in Venezuela in both years.

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T. LATAM

# 02 Brazil: 2011 a year of progress on multiple fronts

**Integration and transformation**

- **Corporate restructuring completed**
- **Integration synergies upgraded**

NPV. € Bn


2.3/2.7
2.7/3.1
1.0/1.5
≥1.7
3.3/4.2
4.4/4.8
Operating synergies
Financial & tax synergies
Total

**+**

**Commercial focus**

- **New services launched to extract value from our differential integrated assets:**
  - Integrated offer, VIVO Sempre & LD improvement, HSPA+ offer in SP, FW outside SP, PTT,1800 Mhz band, corporate, SME and consumer cross selling (Speedy +MBB)
- **Focus on long-term growth drivers:**
  - FBB & MBB, contract segment in mobile

**Prepaid**


vivo SEMPRE
0,05


16.0%
12.2%
11.6%
7.0%
13.2%
10.3%
17.3%
16.3%
Q1
Q2
Q3
Q4
% volume of top-ups y-o-y
% prepaid customers y-o-y

**Contract & MBB**

Vivo Você Ilimitado
Vivo Smartphone Ilimitado
Vivo Sempre internet


21.0%
22.5%
+318%
Q4 10
Q4 11
Contract/total base
Customers with internet packages

**+**

**CapEx effort**

- **Best spectrum**
- **Best 3G mobile network:** coverage, quality and customer perception
- **Increased fiber coverage**, speeds and quality

**MBB**

- 82% population covered by 3G, well above competitors

**FBB**

- 6,000 km of fiber in the FTTH solution

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(CHART) (CHART) 02 Top line growth acceleration Excludes the disconnection of 1,034k inactive prepay mobile accesses.Source: Anatel. Data Market Share includes M2M and dongles. Revenue (y-o-y organic) MSR acceleration (+15.8% y-o-y in Q4) driven by data (+42%) and growing outgoing voice revenues (+8%)Traditional fixed revenues impacted by substitution and price competition (-3.9% y-o-y in Q4)Sound growth of FBB & TV revenues (+16% y-o-y)Still limited contribution from recent product launches Best in class margin amid increased activity and strong competitionSynergies crystallization, meeting targets, visible below OINet Income = 2.6x y-o-y in reported terms 29.5% Total Contract 36.6% Data 43.4% Mobile market share (Dec-11)2 +1.3p.p. -0.2p.p. +3.3p.p. Recordnet adds Strong margin and bottom line performance Mobile net adds x2 vs. FY 10Market share gains in high value segments, leveraging quality, coverage and product innovationAccelerating momentum in prepaid exploiting expanded capacity in Northeast & North regions Mobile net adds (millions)1 Q3 Q1 Q2 Q4 5.5 3.0 2.0 1.8 2.2 2.0 1.7 2.6 FY 11 FY 10 Q4 11 y-o-y +5.2% FY11organicy-o-y Ex-Towers Ex-Higher Commercial Activity T. LATAM OIBDA drivers (y-o-y) Brazil: Strengthened leadership and solid profitability Q3 11 (CHART) 29

02 T. LATAM

# South Region: further advances to transform the businesses

Contribution to TEF FY Revenue | Revenue FY11 y-o-y organic

## Argentina

5.1% | +14.5%

- **Solid double digit top line**
- **Healthy OIBDA growth** (+11.1% y-o-y in FY 11)
- **Strong commercial activity**, focused on growth levers:
  - Contract is 37% of mobile accesses
  - MBB base up 2.5x y-o-y
  - Mobile data revenue is 39% of MSR, in line with European countries
  - FBB accesses up 11% y-o-y
  - (FBB + IT + data) revenues = 44% of fixed revenues (+3 p.p. y-o-y)

## Chile

3.7% | +4.8%

- **OIBDA margin 45% leveraged on fully integrated approach**
- **Consolidated leadership** in the market
- **Robust accesses growth** (+6% y-o-y),
  - Contract is 29% of mobile accesses
  - MBB base 1.9x y-o-y in FY 11
  - Mobile data revenue 19% of MSR
  - FBB accesses +7% y-o-y, Pay TV +15%
  - (FBB + Pay TV+ IT + data) revenues = 48% of fixed revenues (+5 p.p. y-o-y)

## Peru

3.2% | +6.1%

- **Top line growth acceleration thought the year** (+7.0% in Q4 y-o-y)
- **Strong leadership** across businesses
- **Record commercial activity:**
  - Mobile accesses rose 12% y-o-y (contract +21%)
  - FBB accesses +28% y-o-y, Pay TV +16%
  - Mobile data revenue +32% y-o-y
  - (FBB + Pay TV + IT + data) revenues = 55% of fixed revenues (+5 p.p. y-o-y)

## Colombia

2.5% | +4.5%

- **Consistent double digit y-o-y accesses growth:**
  - Mobile contract (+19%),
  - FBB (+12%), Pay TV (+24%)
- **Good revenue performance** with positive mobile revenue evolution and fixed business stabilization

## Ecuador

0.6% | +8.4%

- **Fast growth, acceleration in Q4**
  - Revenue +12.8% y-o-y in 4Q11
  - MSR +14.9% y-o-y in Q4 11, +11.0% in FY 11

**Combined OpCF FY 11 € 1.9 bn**

Growth rates in financials are given in local currency.

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02 T. LATAM

# North Region accelerating growth

Contribution to TEF FY Revenue | Revenue FY11 y-o-y organic

## Venezuela

4.3% | +11.2%

- **Commercial activity improvement in Q4; 27% MBB penetration**
- **Acceleration in top line growth** (+12.3% organic y-o-y in Q4) boosted by outgoing revenues
- **Mobile data revenue is 36% of MSR,** in line with European countries, leveraged on high quality customer base
- **Sound OIBDA margin** (43.8%) despite higher commercial activity

## Central America

0.9% | +1.3%

- **Successful launching of Movistar Costa Rica** with 116 thousand accesses in its first two months of commercial activity
- Consolidation of **enhanced revenue growth trend** (+2.6% organic y-o-y in Q4)
- Mobile accesses +16% organic y-o-y

## Mexico

2.5% | -12.3%

- **Strong drag from MTR cut in FY 11**
- **OIBDA margin impacted by commercial activity, 3G network rollout & MTR cuts**
- **Improved outgoing revenue growth with outgoing ARPU returning to positive growth** (+0.3% y-o-y in Q4)
- **MBB tripling 2010 figure**
- **Commercial strategy focused on quality growth**


Outgoing Revenue (y-o-y)
+4.7%
+2.2%
-4.0%
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11

**Combined OpCF Fy 11 € 0.9 bn**

Growth rates in financials are given in local currency. In Venezuela, excludes also hyperinflation accounting in both years.

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T. LATAM

02

# 2012 outlook: Ramp-up in growth leveraging best asset portfolio in Latin America

## Growth acceleration in 2012 as basis are firmly set

**Sustain strong operating momentum leveraging a single brand**

- Consolidate mobile leadership in all segments
- Sustain FBB position in SP
- Capture fixed voice & FBB value for-money opportunity outside SP vivo

**Maximize integration benefits**

- Exploit operational & financial/fiscal synergies to free resources for valuable growth drivers
- Fully on track with targets

**Strengthening competitive advantages in quality & coverage**

- Focus on fixed network quality & FBB
- Consolidate the lead of our mobile network
- HSPA+ and 4G spectrum offer

## Further growth leveraging diversification in the region

- **Foster FBB & MBB penetration** (bundles/tiered pricing)
- **Commercial strategies tailored to local conditions**
- **Integration synergies**
- **Sustained CapEx** (coverage, speeds, service quality)

- Capture MBB opportunity and growth potential in FBB with focus on VAS (i.e: OTT-Video)
- Defend revenue market leadership
- Fully capture FBB & MBB opportunity and exploit value of TV leveraging premium content
- Reinforce commercial strategy to consolidate accesses and revenue growth
- Continue to deliver outstanding operational performance
- Turnaround financial performance & enhance quality of the base leveraging new commercial and pricing strategy

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T. EUROPE

02

# T. Europe: Improving commercial momentum, leading MBB adoption in our markets

**Ramp-up in commercial activity**

- **Leverage on new commercial proposition** results on commercial turnaround
- **Focus on value customers**

**T. Europe FY 11 net adds** (thousands)



Mobile Contract
Retail FBB
599
488
419
714
107
-24
-88
-2
Q1
Q2
Q3
Q4

**MBB lead**

- Increased **smartphone penetration underpins base expansion**
- Higher quality base sets basis for future growth

**Data penetration**



Smartphone
MBB
19%
23%
27%
30%
FY10
FY11

**Smartphone penetration** (Dec-11)



TEF
Main Competitor¹
Spain
UK
26%
22%
38%
33%
+11 p.p.
+9 p.p.
y-o-y growth

**Strong mobile data revenues**

- **Better revenue mix,** with non-SMS data revenues representing 54% of total data
- **Non-SMS data revenues up 30% y-o-y** in FY 11

**Data revenues**



y-o-y growth
TEF
Main Competitor¹
54%
+9 p.p.
38%
33%
+6 p.p.
+4 p.p.
Non-SMS data/total data
Data/MSR

1. Last published data available from competitor, based on attached rates.

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Telefónica

T. EUROPE

# 02 Spain: New offerings already paying-off

## Turnaround of FBB net adds, ARPU trends continue improving

- Back to positive net adds in Q4
- Inflection point in FBB churn, down y-o-y in Q4 11
- Preference for high-end offering; price take up levels above previous promotions:
  - 2/3 of gross adds and migrations in €24.9 offer

**FBB net adds** ('000)


27
-80
-62
1
Q1
Q2
Q3
Q4
10
-6
-3
Oct
Nov
Dic

**Connectivity ARPU** (y-o-y change)


Q1
Q2
Q3
Q4
-14.8%
-12.6%
-10.5%
-10.3%

- Traditional fixed accesses improving trends

## Record mobile net adds since Q4, very healthy data ARPU

- Improvement across segments driven by new contract and prepay service portfolio
  - Significant **improvement in contract, already 70%** of total base (+2 p.p. y-o-y)
- Best ever quarterly MBB net adds (400K; +33% y-o-y)

**Mobile net adds** ('000)


154
57
3
118
-2
-270
+155
74
Q1
Q2
Q3
Q4
36
34
136
86
-30
-32
Oct
Nov
Dic
Contract
Total

**ARPU** (y-o-y change)


18.3%
22.1%
23.5%
25.7%
Non SMS data
7.6%
10.7%
11.1%
11.0%
Total data
-9.1%
-9.4%
-10.5%
-11.9%
Total ARPU
Q1
Q2
Q3
Q4

- **Strong data ARPU** as customers move towards higher value tariffs
- **Voice ARPU driven by further usage optimization in Q4** -weaker economy-, **MTR cut** (-10% in Oct.) **and new tariffs**

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Telefónica

T. EUROPE

# 02 Spain: Significant progress in strategic areas in 2011

**Benefits from new collective bargaining, fast execution of Redundancy Program**

- **Wage increase below CPI,** leveraging increased flexibility
- **36% of potential headcount reduction already executed,** beating targets
- ~ 1,980 employees to join the plan in FY 12E
- **~ € 200 m savings** in FY 12E

**Headcount reduction**



6,500
2,359
Total plan
Signed-up as of Dec-11
1,925 left the company at FY 11
434 have left in Jan-12

**Targeted investment in growth levers**

- **Ramp-up in fiber roll-out in Q4 adapted to market conditions and regulatory framework**
- **Enhanced coverage & capacity in MBB**
- **Strong investments to ensure the best spectrum in the market**

**CapEx** (€ in millons)



CapEx/sales
2,021
10.8%
2,072
12.0%
842
2,914
FY10
FY11
Spectrum
FY2011

**Q4 financials hit by a weaker economy & stronger commercial activity**

- **Improved trend in fixed revenues** (-5.4% in Q4; -6.2% in Q3) due to access, IT & Data
- **MSR deterioration** (-11.2% in Q4 ex-MTR and one-offs) impacted by a lower voice ARPU
  - Strong data revenue, up 10.9% in FY 11
- **Lower handset sales** (-14.5% in Q4 11)
- **Limited cost savings from workforce reduction in 2011**

**Revenue** (y-o-y)



Q4 11
FY11
-8.5%
-6.8%

**OIBDA** (y-o-y)



Q4 11
FY11
-14.4%
-11.6%

All data in comparable terms: y-o-y changes.

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Telefónica

T. EUROPE

02

# Spain: A clear roadmap to turn around commercial momentum and improve financial performance in 2012

**ACTIONS**

- Focus on customer satisfaction leveraging new commercial propositions and enhanced customer experience
- New price points will allow us to increase effectiveness of commercial costs
- Continue to execute Redundancy Program according with plans: savings from the beginning of the year
- Sustained investment in MBB and fiber



New commercial offering
Improved net adds
Lower market shares erosion
Further actions to enhance customer experience
Lower churn
↓ Commercial costs
↑ Revenue
Improved customer evolution y-o-y
Sept – Nov 11
Dec- 11
FY 2012E

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Telefónica

02

T. EUROPE

# UK: Stronger finish to the year in commercial terms

**Increased commercial momentum in H2...**

- **Commercial refocus from August** to face a challenging economy and increased competition
- **Best quarterly contract net adds in Q4 11**
- **Stable contract churn** at 1.2% in Q4 driven by targeted investments in retention
- **Strong increase in upgrades in Q4**
- **Success of Tesco Mobile**[1] as the UK market polarizes between volume vs. value


Contract net adds ('000)
Contract upgrades (y-o-y)
151
25
91
175
+35%
-24%
-12%
-14%
Q1
Q2
Q3
Q4

**... impacting commercial costs**

- **Pressure in H2 OIBDA driven by:**
  - Weaker revenues ex MTRs: Q4 MSR -4.8% y-o-y; -4.1 p.p. q-o-q
  - Increased commercial activity

OIBDA margin


27.3%
27.9%
26.7%
24.2%
Q1
Q2
Q3
Q4

1. Not included in T. UK mobile customer base

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Telefónica

T. EUROPE

# 02 UK: Robust mobile data offset by adverse market conditions

**Sustained leadership in smartphone adoption**

- **Increased smartphone penetration** (+9 p.p. y-o-y)
- **>80% consumer contract data** base on **tiered plans**
  - >80% choosing higher-priced plans
  - Smartphone contract shipments over 95% of total in Q4
- **Robust growth in non-SMS data revenues** (+33.1% y-o-y in FY 11)


Data revs/MSR
Smartphone penetration
43%
45%
46%
47%
33%
35%
36%
38%
Q1
Q2
Q3
Q4

**Top line pressure**

- **Adapting price points** to macro environment and intense competition
- **Integrated tariffs revenues** are 74.5% of contract MSR in Q4 (+2.7 p.p. y-o-y)
- Drag from MTR cuts

**MSR** (y-o-y)


-3.7%
+4.0 p.p.
+2.6 p.p.
-7.1 p.p.
-3.3 p.p.
FY 10
Mobile data
Customer base
OOB optimisation & lower tariffs
MTR cuts
FY11

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Telefónica

T. EUROPE

# 02 Germany: a story of success in a profitable market

## Strong trading momentum maintained

- **O2 Blue tariff** re-launched in H2 11
- **Contract churn** improvement
- Continued success in partner & business channels

**FY 11 Contract net adds** ('000)


206
252
252
271
1.9%
1.8%
Churn
Q1
Q2
Q3
Q4

## Market leading revenue growth

- **Leader in smartphone adoption**: 90% of sales in Q4
  - MBB penetration at 26%, 6 p.p. y-o-y
- Mobile data revenue at 41% of MSR (+8 p.p. y-o-y)
- Sustained MSR growth in Q4 (+7.1% y-o-y ex-MTRs). Sequential trend impacted by very strong performance prior period

**Mobile revenue growth FY 11** (y-o-y, ex MTRs)


7.1%
11.4%
23.5%
48.9%
MSR
Total Mobile
Total Mobile Data
Non-SMS data revenues

## Further margin expansion, strong OpCF

- **Full benefits from business restructuring** & ongoing efficiencies in Q4 11 (26.1% OIBDA margin)

**Profitability** (y-o-y in organic terms)


OIBDA margin
+4.9%
24.2%
(+0.8 p.p.)
FY 11 OIBDA
475
662
+39.2%
FY 10 OpCF
FY 11 OpCF

Organic terms excludes spectrum acquisition in 2010 (€1,379 m) and restructuring costs (€202 m).

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02 T. EUROPE

# 2012 outlook: Strengthening positions in two key markets

## Significant customer investments, better revenue dynamics

**High-value customer attraction & retention**

- Recover momentum towards stabilisation of revenue share
- Segmented approach to reduce churn
- Maintain highest exposure to mobile data in the market

**Continued focus on customer experience**

- Strengthened customer satisfaction leadership
- Further network investments to maintain our differentiated performance[1]

*O2 network: the highest 3G data download speeds, highest levels of responsiveness & lowest levels of latency*

**Capturing new business opportunities**

- Lead the digital services adoption
- Focus on innovation and execution of new and existing revenue streams:
  - O2 Wallet, Priority Moments, Media

## We aim to continue outperforming in a profitable market

**Sustaining market momentum**

- Push data penetration, building high value smartphone base
- New tariffs launched for mobile & FBB
- Ongoing revenue improvement from stable MTR framework & increased scale

**Focus on customer relationship**

- Most satisfied[2] customer base in the last 5 years
- Multichannel approach
- Exploiting customer base through a converged brand strategy

**Strengthening network quality**

- Sustainable benefits from network collaboration with DT
- Ongoing LTE roll-out in cities with a profitable approach
- LTE smartphone launch

1. External survey by Ofcom, May 2011.
2. Kundenmonitor Deutschland 2011.

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T. EUROPE Czech R.: Outstanding OpCF, sustained improving trends 41 (CHART) Efficiencies drive healthy OIBDA margin 2nd quarter of top-line sequential improvement Better mobile revenues driven by stabilisation of consumer spendFixed revenue improved due to ICTProven approach shown in financials Savings from restructuring programsPositive and growing OIBDA in SlovakiaTop quality cash generation; OpCF of € 702 m in 2011 Robust commercial momentum Contract mix 62% driven by MBB (16% penetration, up 4 p.p. y-o-y)Solid prepay net adds boosted by Xmas campaign Enhanced churn in fixed and mobileDSL helps to protect existing base, managing fixed BB ARPU & enhance churn Growth rates in financials are given in constant currency terms. FBB base ('000) Mobile net adds ('000) Revenue (y-o-y change) (CHART) +20% ~4x 59 103 FY 11 Q4 11 (CHART) Czech Republic Slovakia -5.4% -6.4% -4.4% -6.9% 34.7% 40.9% MSR (ex-MTRs) Fixed Revs Q4 11/Q4 10 (CHART) 840 +11% y-o-y growth y-o-y contract net adds Dec-11 02 FY 11/FY 10 OIBDA (y-o-y change) (CHART) FY 11 -4.9% -6.1% 9M 11 OIBDA margin (CHART) 43.7% 43.1%

TELEFÓNICA

# 02 Making the most from our new global units

## TELEFÓNICA DIGITAL

- **Launch a new range of digital services in high potential marketplaces:**
  - Financial services: Mastercard JV in Latam; mobile wallet in Europe
  - M2M: OnStar agreement , largest ever deal for TEF in General Motors markets outside North America and China
  - Video & Digital Home: multiscreen functionalities & Videoclub services in Pay TV offers
- **Increase competitiveness and protect our core business:**
  - Coordinate new MBB offers in more data-centric environments
  - Business intelligence & customer insight
- **Strengthen relationships with digital partners**

## TELEFÓNICA GLOBAL RESOURCES

- **Increase savings in procurement:**
  - Global handset portfolio: from 234 handsets to < 100. 80% of global portfolio negotiated globally
  - Simplification &global standardization of specifications for increased aggregation
- **Increase efficiency in Network & IT:**
  - Consolidation towards global NOCs[1] and IT
  - Sale of non-strategic towers and network sharing
- **Double digit growth in MNC revenues** in FY 12E

>€1 Bn benefits in FY 12E

1. Network operating centres.

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Telefónica

Our business has the right fundamentals for sustained profitable growth We have recorded a promising commercial momentum heading to 2012In 2012 we are prioritising investments to drive forward growthWe are determined to increase financial flexibilityWe are fully committed to very attractive shareholder remuneration targets 02 TELEFONICA Closing remarks 43
Organic growth: In financial terms, it assumes constant average exchange rates as of January-December 2010, and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-December 2010 the consolidation of Vivo, HanseNet and Tuenti are included whereas the revaluation of our pre-existing stake in VIVO accounted for in Q3 10 and the results of Manx Telecom are excluded from organic growth calculation. In addition, excluded from OIBDA and OI in 2010 is the impact of the capital gain from the sale of Manx Telecom booked in the second quarter of 2010, and the one-off restructuring expenses, most of which were associated with workforce adjustment plans and firm commitments relating to the Telefonica Foundation's social activities, registered in the second half of 2010. In OIBDA terms, in January-December 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded, as well the workforce provision related to the Redundancy Program approved in Spain. Results from the Costa Rica operation are excluded from the organic growth calculation. Telefonica's CapEx excludes the Real Estate Efficiency Programme at T. Espana, the real estate commitments associated with Telefonica's new headquarters in Barcelona and investments in spectrum. Net additions exclude accesses disconnections made in the second quarter of 2010 and in the third and fourth quarters of 2011.2011 financial results and accesses include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefonica's perimeter since the fourth quarter of 2007. In addition, 2011 results include from September (retroactive effect August 1st) the global consolidation of Acens Technologies. Underlying growth: All figures in million euros, net of taxes and minorities. In 2011: Workforce Reduction Plan in Spain (-1,870), PT capital gain (+184), reduction in the value of TI investment and operating synergies achieved (-481), deferred tax liability related with PPA on Vivo's acquisition (+952), PPAs (-790) and others (-86). In 2010: VIVO's capital gain (+3,476), non recurrent restructuring expenses (-862), tax asset reassessment (-450), PPAs (-847) and others (-133).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 24, 2012	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer